UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PAGAYA TECHNOLOGIES LTD.
(Name of Issuer)

Class A Ordinary Shares, no par value
(Title Class of Securities)

M7S64L115
(CUSIP Number)

Ravi Singh
Oak HC/FT Management Company LLC
2200 Atlantic Street, Suite 300
Stamford, Connecticut 06902
203-717-1350

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7S64L115

1	Name of Reporting Person: Oak HC/FT Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

WC

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 65,676,104

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 65,676,104

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

65,676,104 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

12.4%1

14	Type of Reporting Person:

PN

1 Calculated on the basis of 530,408,828 shares of the Issuer’s Class A Ordinary Shares issued and outstanding on April 24, 2023 according to the Issuer’s Form 6-K filed on May 3, 2023.

CUSIP No. M7S64L115

1	Name of Reporting Person: Oak HC/FT Associates II, LLC

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 65,676,104

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 65,676,104

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

65,676,104 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

12.4%2

14	Type of Reporting Person:

IA

2 Calculated on the basis of 530,408,828 shares of the Issuer’s Class A Ordinary Shares issued and outstanding on April 24, 2023 according to the Issuer’s Form 6-K filed on May 3, 2023.

CUSIP No. M7S64L115

1	Name of Reporting Person: Oak HC/FT Partners V, L.P.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

WC

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 41,553,969

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 41,553,969

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

41,553,969 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

7.3%3

14	Type of Reporting Person:

PN

3 Calculated on the basis of (i) 530,408,828 shares of the Issuer’s Class A Ordinary Shares issued and outstanding on April 24, 2023 according to the Issuer’s Form 6-K filed on May 3, 2023 and (ii) 40,997,607 Class A Ordinary Shares Oak HC/FT Partners V, L.P. currently has the right to acquire.

CUSIP No. M7S64L115

1	Name of Reporting Person: Oak HC/FT Partners V-A, L.P.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

WC

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 10,079,867

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 10,079,867

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

10,079,867 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

1.9%4

14	Type of Reporting Person:

PN

4 Calculated on the basis of (i) 530,408,828 shares of the Issuer’s Class A Ordinary Shares issued and outstanding on April 24, 2023 according to the Issuer’s Form 6-K filed on May 3, 2023 and (ii) 9,944,808 Class A Ordinary Shares Oak HC/FT Partners V-A, L.P. currently has the right to acquire.

CUSIP No. M7S64L115

1	Name of Reporting Person: Oak HC/FT Partners V-B, L.P.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

WC

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 9,180,594

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 9,180,594

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

9,180,594 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

1.7%5

14	Type of Reporting Person:

PN

5 Calculated on the basis of (i) 530,408,828 shares of the Issuer’s Class A Ordinary Shares issued and outstanding on April 24, 2023 according to the Issuer’s Form 6-K filed on May 3, 2023 and (ii) 9,057,585 Class A Ordinary Shares Oak HC/FT Partners V-B, L.P. currently has the right to acquire.

CUSIP No. M7S64L115

1	Name of Reporting Person: Oak HC/FT Associates V, L.P.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 60,814,430

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 60,814,430

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

60,814,430 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

10.3%6

14	Type of Reporting Person:

IA

6 Calculated on the basis of (i) 530,408,828 shares of the Issuer’s Class A Ordinary Shares issued and outstanding on April 24, 2023 according to the Issuer’s Form 6-K filed on May 3, 2023 and (ii) 60,000,000 Class A Ordinary Shares Oak HC/FT Associates V, L.P. currently has the right to acquire.

CUSIP No. M7S64L115

1	Name of Reporting Person: Oak HC/FT GP V, LLC

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 60,814,430

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 60,814,430

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

60,814,430 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

10.3%7

14	Type of Reporting Person:

HC

7 Calculated on the basis of (i) 530,408,828 shares of the Issuer’s Class A Ordinary Shares issued and outstanding on April 24, 2023 according to the Issuer’s Form 6-K filed on May 3, 2023 and (ii) 60,000,000 Class A Ordinary Shares Oak HC/FT GP V, LLC currently has the right to acquire.

Item 1.	Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on July 5, 2022, as amended by Amendment No. 1 on January 6, 2023. This Amendment No. 2 relates to the Class A ordinary shares, no par value (the “Ordinary Shares”), of Pagaya Technologies Ltd., a company organized under the laws of the State of Israel (the “Issuer”), with its principal executive offices located at Azrieli Sarona Bldg, 54th Floor, 121 Derech Menachem Begin, Tel Aviv, Israel.

Item 3.	Source and Amount of Funds or Other Consideration

This Item 3 is hereby amended to include the following:

On April 14, 2023 Fund V, Fund V-A and Fund V-B (together, the “Fund V Investors”) entered into a Preferred Share Purchase Agreement (the “Purchase Agreement”) with the Issuer pursuant to which the Issuer agreed, subject to Shareholder Approval (as defined below), to issue and sell to the Fund V Investors an aggregate of 60,000,000 Series A Preferred Shares, no par value (the “Series A Preferred Shares”), at a price of $1.25 per share (subject to applicable adjustment as provided in the A&R Articles (as defined below)), for an aggregate purchase price of $75 million (the “Transaction”).

Pursuant to the Purchase Agreement, the Issuer agreed to use commercially reasonable efforts to hold a meeting of shareholders (the “Shareholder Meeting”) as promptly as reasonably practicable to obtain shareholder approval, including approval of the adoption of certain Amended and Restated Articles of Association of the Issuer (the “A&R Articles”) as required by applicable Israeli law. The closing of the Transaction was subject to, among other things, the Issuer obtaining shareholder approval.

On May 24, 2023, at the Shareholder Meeting, the shareholders approved the adoption of the A&R Articles and the Transaction closed on May 25, 2023. The Series A Preferred Shares have the rights and preferences set forth in the A&R Articles.

Each Series A Preferred Share is convertible into one Class A Ordinary Share, at the option of the holder thereof at any time, upon written notice to the Issuer and the Issuer’s transfer agent and may be convertible by the Issuer upon certain terms as set forth in the A&R Articles.

The funds used by each of Fund V, Fund V-A and Fund V-B to acquire securities of the Issuer were working capital obtained from its partners.

The total purchase price for the Series A Preferred Shares (as defined below) owned by Fund V was $51,247,008.75. The total purchase price for the Series A Preferred Shares owned by Fund V-A was $12,431,010.00. The total purchase price for the Series A Preferred Shares owned by Fund V-B was $11,321,981.25.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as Exhibit A to this Amendment No. 2 and is incorporated by reference herein. The foregoing description of the terms pertaining to the Series A Preferred Shares is not complete and is qualified in its entirety by reference to the A&R Articles, a copy of which is attached as an exhibit to the Purchase Agreement.

Item 5.	Interest in the Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 2 are incorporated herein by reference. Such information is based upon a total of 530,408,828 shares of the Issuer’s Class A Ordinary Shares issued and outstanding on April 24, 2023 according to the Issuer’s Form 6-K filed on May 3, 2023.

Based upon the affiliations between the Reporting Persons, the Reporting Persons may be deemed to constitute a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Such group may be deemed to be the beneficial owner of 126,490,534 Ordinary Shares, or 21.42% of the Ordinary Shares outstanding.

The power to vote or direct the vote or to dispose or direct the disposition of the Ordinary Shares of the Funds reported herein is shared among each Fund and its General Partner.

(c)       Except as disclosed in Item 4, no Reporting Person has effected any transaction in the Ordinary Shares during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities of The Issuer.

This Item 6 is hereby amended to include the following:

The response to Item 3 of this Amendment No. 2 is incorporated herein by reference.

Management Rights Letter Agreement

Fund V, Fund V-A and Fund V-B were provided customary VCOC rights pursuant to a Management Rights Letter Agreement, dated as of May 25, 2023, among Fund V, Fund V-A, Fund V-B and the Issuer (the “Management Rights Letter Agreement”), including the right to consult with and advise management of the Issuer on significant business issues if Fund V, Fund V-A and Fund V-B are not represented on the Issuer’s Board of Directors, the right to meet regularly with the Issuer’s management, the right to inspect the books, records and facilities of the Issuer and the right to receive documents, reports, financial data and other information upon reasonable request; provided, that the Issuer shall not be required to provide any information that it reasonably determines would constitute material non-public information under applicable securities laws. The foregoing description of the Management Rights Letter Agreement does not purport to be complete.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement among Oak HC/FT Partners II, L.P., Oak HC/FT Associates II, LLC, Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P., Oak HC/FT Partners V-B, L.P., Oak HC/FT Associates V, LLC and Oak HC/FT GP V, LLC.

Exhibit B	Purchase Agreement (incorporated by reference to Exhibit 4.17 to Pagaya Technologies Ltd.’s Annual Report on Form 20-F filed with the SEC on April 20, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2023	OAK HC/FT PARTNERS II, L.P.

	By:	Oak HC/FT Associates II, LLC
its General Partner

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Managing Member

OAK HC/FT ASSOCIATES II, LLC

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Managing Member

OAK HC/FT PARTNERS V, L.P.

By:	Oak HC/FT Associates V, L.P.
its General Partner

By:	Oak HC/FT GP V, LLC
its General Partner

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Director

OAK HC/FT PARTNERS V-A, L.P.

By:	Oak HC/FT Associates V, L.P.
its General Partner

By:	Oak HC/FT GP V, LLC
its General Partner

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Director

OAK HC/FT PARTNERS V-B, L.P.

By:	Oak HC/FT Associates V, L.P.
its General Partner

By:	Oak HC/FT GP V, LLC
its General Partner

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Director

OAK HC/FT ASSOCIATES V, L.P.

By:	Oak HC/FT GP V, LLC
its General Partner

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Director

OAK HC/FT GP V, LLC

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Director

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated May 30, 2023, with respect to the Class A Ordinary Shares of Pagaya Technologies Ltd. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of this Statement, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 30th day of May, 2023.

OAK HC/FT PARTNERS II, L.P.

By:	Oak HC/FT Associates II, LLC
its General Partner

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Managing Member

OAK HC/FT ASSOCIATES II, LLC

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Managing Member

OAK HC/FT PARTNERS V, L.P.

By:	Oak HC/FT Associates V, L.P.
its General Partner

By:	Oak HC/FT GP V, LLC
its General Partner

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Director

OAK HC/FT PARTNERS V-A, L.P.

By:	Oak HC/FT Associates V, L.P.
its General Partner

By:	Oak HC/FT GP V, LLC
its General Partner

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Director

OAK HC/FT PARTNERS V-B, L.P.

By:	Oak HC/FT Associates V, L.P.
its General Partner

By:	Oak HC/FT GP V, LLC
its General Partner

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Director

OAK HC/FT ASSOCIATES V, L.P.

By:	Oak HC/FT GP V, LLC
its General Partner

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Director

OAK HC/FT GP V, LLC

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Director